3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

February 9, 2012

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2011

Filed May 26, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 4, 2011

File No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to the supplemental comments in your letter dated February 1, 2012, which relates to our supplemental response letter dated January 27, 2012 and your original letter dated January 5, 2012 in connection with your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2011 and Form 10-Q for the period ended September 30, 2011.

Form 10-K for Fiscal Year Ended March 31, 2011

(H) Commitments and Contingencies, page 53

1.

We note your response to comment 3 in our letter dated January 24, 2012, in which you note you recognized a $9.1 million loss from an adverse arbitration ruling. While we understand that you had previously determined that it was remote the result of the arbitration would be material to your consolidated financial statements, your disclosure for this loss contingency should provide investors with a full understanding as to why you had not provided any prior disclosures until the non-appealable award had been made, especially in light of the significance of the charge

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

to your operating results. Please ensure your disclosure clearly explains the contract issue and the specific facts that led you to determine that the subsidiary’s actions were in compliance with the terms of the contract to the degree that you believed it was remote that you would recognize a material loss (1) when the claim was served in June 2011, (2) when your second quarter of fiscal year 2012 Form 10-Q was filed on November 4, 2011, and (3) at the conclusion of the arbitration proceeding. Please provide us with the disclosures that you intend to include in your next periodic report.

Company Response

In response to your additional comment regarding the loss from an adverse arbitration ruling, we propose to expand the disclosure to be provided in our Form 10-Q for the quarter ended December 31, 2011 to provide a better understanding of why we had previously concluded in August 2001 (when we filed our Form 10-Q for the first quarter of fiscal 2012) and in November 2011 (when we filed our Form 10-Q for the second fiscal quarter of fiscal 2012) that it was not necessary to provide disclosure regarding this loss contingency. Our Form 10-Q for the first quarter of fiscal 2012 was the first quarterly period for which we filed a periodic report after the commencement of the arbitration proceeding in June 2011.

Our intended disclosure regarding these matters is as follows:

In June 2011, we were served with a claim for arbitration involving a contract dispute between one of our aggregates mining subsidiaries and another mining company over the right to mine certain areas. The mining company which brought this claim mines gold in the same area in which our subsidiary mines aggregates. The dispute centered on two agreements entered into by the parties in 1989 and 1992 that address the rights and obligations of the parties with respect to the areas in which both companies mine. In the arbitration, the gold mining company claimed that our subsidiary’s operations in a limited area (which are conducted through a licensee) interfered with the gold mining company’s right under the agreements to mine gold and that the gold in that area was therefore no longer recoverable. Based on the agreements, we concluded that our subsidiary’s operations were permitted to be conducted in that area, particularly in light of the fact that our subsidiary had operations on the disputed parcel (through a licensee) prior to the 1992 agreement. Moreover, based on the express language of the two agreements, we concluded that, even if the arbitration panel were to decide otherwise, our subsidiary was entitled to continue its operations until a determination was made in the arbitration and that any damages or other relief ordered by the panel would not accrue for periods prior to the determination by the arbitration panel and, accordingly, would not be material to the Company. Based primarily on these contractual provisions and related facts, we concluded at the time we filed our Form 10-Qs for the first two quarters of fiscal 2012 that the likelihood that the proceeding would be material to our financial statements was remote.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

The arbitration panel convened in November 2011 and resulting proceeding was concluded in December 2011, although the decision was not announced until January 19, 2012. When the decision of the arbitration panel was announced, the arbitration panel ruled against us and awarded $6.9 million to the other mining company. Additionally, we believe it is probable that the arbitration panel will award attorneys’ fees and arbitration costs to the other party. The dollar amount of attorneys’ fees and arbitration costs the panel may award is uncertain since the panel will make its decision on such costs in late February or early March; however, if adversely decided, we estimate these additional amounts to be approximately $1.2 million, although the actual amounts, when determined, may be either less than or greater than the amount accrued. As a result of this arbitration award, we have accrued a loss of $8.1 million at December 31, 2011. This amount, together with our legal expenses incurred during the third quarter of fiscal 2012, is classified as Loss on Arbitration Ruling in our Consolidated Statements of Earnings for the three and nine month periods ended December 31, 2011. The award will become final and payable during the quarter ending March 31, 2012, and any changes to the estimated accrual will be recognized during that quarter. The ruling involves a limited area within our California aggregates deposit and is not expected to have a material adverse impact on our continuing operations in future periods.

There is also a pending lawsuit in state court filed by the same claimant/mining company based on the same facts and circumstances which were the subject of the arbitration. The state lawsuit has been stayed pending the outcome of the arbitration ruling. While we believe that the resolution of the arbitration hearing substantially addresses the claims in the state lawsuit and that the incurrence of any further material loss in this case is remote, we are currently unable to determine the outcome of this lawsuit or the impact of an unfavorable ruling on our financial position, results of operations or cash flows.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Statements of Earnings, page 1

2.	We note your response to comment 4 in our letter dated January 24, 2012. We continue to request that you amend your first and second quarters of fiscal year 2012 Forms 10-Q to restate your financial statements to reflect the correction of the error as a prior period adjustment to retained earnings. Please refer to our prior comment for the items that you need to address when amending a periodic report and restating your financial statements. If you continue to believe that the correction of the error is immaterial to the financial statements contained in your fiscal year 2012 Forms 10-Q, please address each of the additional comments below that request additional information about your materiality assessment to allow us to better understand your position. As previously requested, please also provide us with your materiality assessment as to whether the consolidated financial statements included in your fiscal year 2011 Form 10-K should also be restated to reflect the correction of the error. Please refer to the guidance in ASC 250-10-S99-1 and S99-2.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

Company Response

In light of our continuing correspondence with the Staff, the Company has decided to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

In connection with the restatement of our consolidated financial statements included in the June 30, 2011 and September 30, 2011 Forms 10-Q, management reevaluated the effectiveness of our disclosure controls and procedures as of the end of each period. In evaluating the control implication with respect to the existence of the $3 million error in the financial statements at March 31, 2011, we concluded that the misstatement indicated a significant deficiency in internal control at that date, but that such deficiency did not rise to the level of a material weakness. Our reevaluation determined that internal controls with respect to the fixed asset ledger were effective to mitigate material misstatement except for controls related to the monitoring of purchase price adjustments for significant acquisitions. The Company last completed a significant acquisition in fiscal 2001 (which is when the item in question was recorded). Management determined that controls were in place to initially determine and record purchase price allocations, but in the case of the acquisition of the Duke wallboard facility, the reserve in question was not monitored to ensure that proper amounts were offset against it upon purchase. As a result, the controls and procedures in place were not operating properly. Given the infrequent occurrence of business acquisitions for the Company, management determined that the control weakness should not result in a material misstatement of the financial statements. We have enhanced our internal controls over financial reporting to address this control deficiency.

In evaluating the control implications with respect to the restatement of our interim financial statements for the quarters ended June 30, 2011, September 30, 2011 and December 31, 2011, we reevaluated the effectiveness of the Company’s internal control over financial reporting and identified a significant deficiency that rose to the level of a material weakness in the Company’s disclosure controls and procedures as of the end of the period covered by each of the unaudited interim financial statements identified above. The Company will report this material weakness in the Form 10-Q/A filings and in our Form 10-Q for the fiscal quarter ended December 31, 2011. The control weakness relates to management’s use of metrics for determining materiality for interim periods in connection with correcting errors which relate to prior periods, especially in light of the more recent deterioration of our operating results. Our controls were effective in the first quarter of 2012 in identifying, quantifying and disclosing the accrual required to be reversed to correct a prior year error; however, in determining the manner in which such accrual was reversed, we did not correctly evaluate or apply all of the relevant materiality metrics. The metrics we used for determining materiality were developed to assess materiality on an annual basis, and lacked precision on a quarterly review. No other material weaknesses were found. We have enhanced our internal controls over financial reporting to take into consideration the impact of correcting errors on the interim trend of earnings, gross profit and earnings before income taxes. We believe these enhanced controls are sufficient to ensure a consistent measure of materiality between annual and quarterly periods in the future.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

In accordance with FASB ASC 250-10-S99-1, Assessing Materiality, and FASB ASC 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the error from qualitative and quantitative perspectives and concluded that the error was immaterial to the consolidated financial statements included in our fiscal year 2011 Form 10-K. The following is a summary of our quantitative and qualitative considerations.

Quantitative Considerations

The quantitative analysis of the error included in the consolidated financial statements included in the 2011 Form 10-K is as follows (dollars in thousands):

Consolidated Balance Sheets

As of March 31, 2011:

	As reported	Error	Quantitative Assessment
Property, Plant and Equipment, Net	$599,830	$3,000	0.50%
Deferred Income Taxes	$128,089	$1,050	0.82%
Retained Earnings	$437,154	$1,950	0.45%

As of March 31, 2010:

	As reported	Error	Quantitative Assessment
Property, Plant and Equipment, Net	$632,469	$2,715	0.43%
Deferred Income Taxes	$119,299	$950	0.80%
Retained Earnings	$440,004	$1,765	0.40%

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

Consolidated Statements of Earnings

For the Year Ended March 31, 2011:

	As reported	Error	Quantitative Assessment
Cost of Goods Sold	$426,603	$285	0.07%
Net Earnings	$14,849	$185	1.25%
Earnings per Diluted Share	$0.34	$0.004	1.18%

For the Year Ended March 31, 2010:

	As reported	Error	Quantitative Assessment
Cost of Goods Sold	$416,032	$356	0.09%
Net Earnings	$28,950	$231	0.80%
Earnings per Diluted Share	$0.66	$0.005	0.76%

For the Year Ended March 31, 2009:

	As reported	Error	Quantitative Assessment
Cost of Goods Sold	$526,604	$362	0.07%
Net Earnings	$41,764	$235	0.56%
Earnings per Diluted Share	$0.95	$0.005	0.53%

Based on the quantitative analysis above, management concluded that the error was immaterial to the consolidated financial statements included in our fiscal year 2011 Form 10-K.

Qualitative Considerations

When assessing the qualitative nature of the error, we also considered the following other qualitative factors highlighted in ASC 250-10-S99-1 to evaluate the error included in the consolidated financial statements included in our 2011 Form 10-K:

•	The error did not hide a failure to meet analysts’ consensus expectations.

•	The error did not mask a trend in earnings.

•	The error had no bearing on our compliance with debt loan covenants.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

•	The error had no impact on the Company’s compliance with applicable laws or regulations.

•	The error did not have the effect of increasing management’s compensation.

•	The error did not conceal an unlawful transaction.

Based on the qualitative analysis above, management concluded that the error was immaterial to the consolidated financial statements included in our fiscal year 2011 Form 10-K.

3.	We note your explanation of the origination of the $3 million accrual that you reversed during the first quarter of fiscal year 2012. Please provide us with a more comprehensive discussion that clearly and concisely explains the facts and circumstances surrounding the recognition of the accrual in question, including the specific reference to the accounting literature that supported your original accounting. Please ensure that you explain what you mean by your statements, “…the cost recorded on the fixed asset subledger was reflective of the fair value of the acquired equipment once the needed improvements and repairs to the equipment were made….unclear why the Company had not offset spending on the applicable equipment against the reserve (such expenditures were made in fiscal 2002 and 2003)…” Specifically, it is unclear what the “acquired equipment” is (i.e., the equipment from the acquisition of the facility or the new equipment that you state should have been offset by the accrual). Also, it is unclear if you erroneously capitalized repair and maintenance costs or if you did recognize repair and maintenance costs that should have been offset by the accrual but were not in addition to acquiring new equipment. As part of your response, please provide us with the journal entries for the initial recognition of both the accrual recognized as part of purchase accounting for the Duke, Oklahoma wallboard facility and the subsequent purchase of new equipment and/or repair and maintenance costs incurred. Please also provide us with the journal entries for the subsequent measurement after initial recognition.

Please tell us the amount of depreciation expense recognized for the improperly capitalized repair and maintenance costs and/or the new equipment for each fiscal year from fiscal year 2002 through fiscal year 2012. Finally, please address how the initial recognition of the accrual impacted your determination to reflect the correction of the error in your consolidated statement of earnings.

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

4.	Please provide us with a more comprehensive explanation as to the facts and circumstances that led to your discovery of the accrual during the first quarter of fiscal year 2012, 11 years after the initial recognition. In this regard, we note your statement that you identified the accrual during June 2011 in connection with your first quarter close. Presumably, the first quarter of fiscal year 2012 is not the first time you performed quarterly closing procedures and we did not note disclosure to any changes in your internal control over financial reporting during the first or second quarters of fiscal year 2012. Further, please provide us with a comprehensive explanation as to how your internal control over financial reporting did not identify the error until 11 years after the initial recognition. In this regard, we note your statements that the classification of the accrual in the fixed asset subledger rather than in a general ledger account is the most likely cause for you not detecting the error until now.

Please also provide us with a comprehensive explanation as to how you concluded that your disclosure controls and procedures were effective as of June 30, 2011, and did not contain a material weakness in light of this accrual going undetected for 11 years. As part of your explanation, please clarify whether it is part of your procedures to review subledger accounts.

If it is not, please explain why this is not a material weakness. If your subledger accounts are reviewed as part of your procedures, please explain why this review did not previously identify the error and how you determined that the procedures you had in place did not contain a material weakness.

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

5.	Considering the significant span of time from when the accrual was recognized, when the accrual should have been reversed, and when you identified the error, please tell us what consideration you gave to recognizing the correction of the error as an adjustment of the opening balance of retained earnings. Please ensure that your response explains how you determined it was more appropriate and would provide investors with better financial information to reflect the correction of the error in your current period consolidated statement of earnings. Please refer to ASC 250-10-45-22 – 45-24.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

6.	Please provide us with the specific quantitative factors, including the quantified amounts, you considered as part of your materiality assessment for recognizing the correction of the error in your current period consolidated statement of earnings. Please refer to the guidance in ASC 250-10-S99-1 and S99-2. To the extent that you do not use a measure from the consolidated statement of earnings (i.e., gross profit, operating earnings, earnings before taxes) as part of your quantitative analysis, please provide a more comprehensive explanation as to why it is appropriate to use a non-GAAP measure or a cash flow measure as the primary measure for assessing materiality to a GAAP statement of earnings.

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

7.	Please provide us with a comprehensive explanation as to how you were able to reasonably estimate fiscal year 2012 gross profit, operating earnings, and/or earnings before taxes based on your first quarter of fiscal year 2012 results. In this regard, we note that your first quarter of fiscal years 2011 and 2010 results were not representative of the remaining quarters. Further, your first quarter of the fiscal year has been your most profitable quarter for the last two fiscal years. Your first quarter of fiscal year 2012 results was less than half of the comparable period from fiscal year 2011. As such, it is unclear how you estimated in June 2011 that your fiscal year 2012 results would be similar to or in excess of fiscal year 2011 results. Please advise.

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

8.	We note your statement on page 9 of your response letter, “[t]he $3 million recorded in the first quarter of fiscal year 2012 did not materially alter the consolidated quarterly gross profit trend.” Please explain to us how you arrived at this conclusion. In this regard, gross profit for the first quarter of fiscal year 2012 would have increased 75.7% as compared to the fourth quarter of fiscal year 2011 and would have decreased nearly four times of the comparable period from fiscal year 2011. However, the inclusion of the $3 million in gross profit resulted in an increase of 130% as compared to the fourth quarter of fiscal year 2011, and was a little more than half of gross profit from the comparable period from fiscal year 2011.

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

9.	Please provide us with a more comprehensive explanation as to how you determined that the inclusion of the $3 million gain in your wallboard segment’s results did not materially alter the trends. In this regard, we note that not only did the inclusion of the $3 million in the wallboard segment’s results change segment operating earnings from a loss to income, it also resulted in this segment not reporting a loss for four consecutive quarters.

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

10.	We note your consideration of a report prepared by Morgan Keegan as of October 28, 2011, for your second quarter of fiscal year 2012 results. Please explain to us how this report was available when you were assessing the materiality of the error to your first quarter of fiscal year 2012 consolidated statement of earnings in your Form 10-Q. In this regard, we note that Morgan Keegan included the $3 million error correction in their presentation of your financial results in their report from your first quarter of fiscal year 2012 results as of July 29, 2011.

Mr. Terence O’Brien

Securities and Exchange Commission

February 9, 2012

Company Response

See our Response to Comment 2 above. The Company intends to amend its previously filed Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to reflect the correction of the error as a prior year adjustment to retained earnings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

    /s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley

James H. Graass

William R. Devlin